Form 10-Q                                           Crawford & Company
Quarter Ended June 30, 1996                         Page 7


                 NOTES TO CONDENSED FINANCIAL STATEMENTS


1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1995.

     In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of June 30, 1996, and the results of its operations and cash flows for the three- and six-month periods then ended.

2. The results of operations for the six-month period ended June, 1996, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1996.

3. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1996 and 1995 and, therefore, the effect on primary earnings per share has not been shown.

4. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

5. Certain reclassifications of prior year amounts have been made in the accompanying balance sheets to conform to the current year presentation. In addition, costs associated with the Company's distributed branch computer network totaling $11.4 million and $11.3 million for the respective 1996 and 1995 six-month periods, and $5.7 million and $5.6 million, respectively for the 1996 and 1995 second quarter, were reclassified from selling, general and administrative expenses to costs of services provided in the accompanying statements of income.


Form 10-Q                                          Crawford & Company
Quarter Ended June 30, 1996                        Page  8


PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

The Company's current assets at June 30, 1996, exceeded current liabilities by $140.2 million, a slight increase from the working capital balance at December 31, 1995. Cash and cash equivalents at June 30, 1996, totaled $45.8 million, an increase of $5.0 million from the balance at the end of 1995. Short-term investments totaled $2.3 million at June 30, 1996, decreasing from $5.6 million at December 31, 1995. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, repurchases of common stock and acquisitions of property and equipment. At June 30, 1996, the ratio of current assets to current liabilities was 2.3 to 1 compared with 2.5 to 1 at the end of 1995.

During the first quarter of 1996, the Company completed its 1994 share repurchase program and, under that program, has reacquired 1,165,900 shares of its Class A Common Stock and 836,500 shares of its Class B Common Stock at an average cost of $15.76 and $15.65 per share, respectively. Additionally, during March of 1996, the Company announced a second share repurchase program to acquire up to an aggregate of 2,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through June 30, 1996, the Company has reacquired 124,000 shares of its Class A Common Stock and 37,000 shares of its Class B Common Stock at an average cost of $15.38 and $15.55 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of June 30, 1996, totaled $9.2 million, as compared to $10.2 million at the end of 1995. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at June 30, 1996 was $223.0 million, compared with $220.9 million at the end of 1995. Long-term debt totaled $8.8 million at June 30, 1996, or approximately 4.0% of shareholders' investment.


Results of Operations

Revenues for the first half of 1996 were $319.2 million, increasing 6.6% from the $299.5 million for the same period in 1995. Second quarter 1996 revenues were $157.6 million, an increase of 4.5% compared with $150.9 million for the


Form 10-Q                                            Crawford & Company
Quarter Ended June 30, 1996                          Page  9


Results of Operations - (Continued)

same period in 1995. Unit volume, measured principally by chargeable hours, increased 4.6% and 1.8% during the first six months and second quarter of 1996, respectively. These increases were complemented by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 2.0% in the first half of 1996 and 2.7% in the second quarter.

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:

                                        Six-Month Period   Three-Month Period
                                         Ended June 30        Ended June 30
                                       	1996       1995      1996        1995

Domestic Claims Services (including
  Risk Management Services)            73.3%      71.9%     73.2%       71.3%

Domestic Disability Management
  Services                             13.9       16.1      13.9        15.5

International Operations               12.8       12.0      12.9        13.2

                                      100.0%     100.0%    100.0%      100.0%

Domestic revenues from claims services to insurance companies and risk management services to self insured clients totaled $233.8 million for the first half of 1996, increasing 8.5% over the $215.5 million reported in 1995. Second quarter 1996 revenues totaled $115.4 million, an increase of 7.3% over related 1995 revenues of $107.5 million. These increases are largely due to an increase in weather-related claims resulting from the severe weather in the United States during the first half of 1996, offset by continued weakness in the domestic self-insured corporate market where revenues are substantially unchanged compared to related prior year periods. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 12% of total revenues in 1995 to 10% in 1996. However, this decline has been offset by services provided to other major insurers and self-insured entities who have outsourced their claims services to the Company.

Total revenues from domestic claims services include $17.4 million produced in the first six months of 1996 by the Company's catastrophe adjusters, increasing $2.1 million over the first half of 1995. This increase reflects the impact of winter storm related losses, as well as the completion of Hurricane Opal property claims during the 1996 first quarter. In the second quarter of 1996, revenues produced by the Company's catastrophe adjusters totaled $9.0 million, as compared to $9.1 million in the 1995 second quarter.

Domestic revenues from disability management services, which serves both the insurance company and self-insured markets, totaled $44.5 million for the first half of 1996, a decrease of 7.7% from related 1995 revenues of $48.2 million. For the second quarter these revenues were $21.9 million,


Form 10-Q                                         Crawford & Company
Quarter Ended June 30, 1996                       Page 10


Results of Operations - (Continued)

decreasing 6.7% from the $23.5 million reported in 1995. These declines reflect the continued strong competition in the self-insured corporate market.

Revenues from the Company's international operations were $40.9 million in the first half of 1996, a 14.2% increase over the $35.8 million for the same period in 1995. This increase, largely generated during the 1996 first quarter, is primarily due to the increase in claims volume from the harsh winter experienced in the United Kingdom and the completion of Hurricanes Luis and Marilyn property claims in the Caribbean. Second quarter 1996 revenues totaled $20.3 million, increasing 2.0% over related 1995 revenues of $19.9 million.

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 63.8% of revenues in the first half of 1996, unchanged from the first six months of 1995, and 62.5% of revenues in the current quarter as compared to 64.4% of second quarter 1995 revenues. Second quarter 1996 compensation expense increased only 1.4% over 1995 related costs, while revenues increased 4.5% in the quarter.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 25.4% of revenues for the first six months of 1996, compared to 27.2% of revenues for the same period in 1995, and 26.6% of second quarter 1996 revenues, as compared to 28.3% of related 1995 revenues. As a result of the Company's cost control efforts, such expenses declined .5% and 1.7% for the six-month period and second quarter, respectively, while revenues increased 6.6% and 4.5%, respectively, over the related 1995 periods.


Form 10-Q                                         Crawford & Company
Quarter Ended June 30, 1996                       Page 11


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 12).



Form 10-Q                                         Crawford & Company
Quarter Ended June 30, 1996                       Page 12


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of June 30, 1996 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 1996 and 1995 and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 1996 and 1995. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' investment and cashflows for the year then ended
(not presented separately herein), and in our report dated January 30, 1996, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1995 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                    /s/Arthur Andersen LLP


Atlanta, Georgia
August 9, 1996


Form 10-Q                                         Crawford & Company
Quarter Ended June 30, 1996                       Page 13


PART II - OTHER INFORMATION


Item 4.   Submission of Matters to a Vote of Security Holders

          On April 18, 1996, the Registrant held its Annual Meeting of Shareholders. At the Annual Meeting, the Class B Shareholders, the only class entitled to vote at the meeting, voted on (i) the election of ten (10) directors for a one year term, (ii) ratification of the 1996 Employee Stock Purchase Plan and (iii) ratification of the selection of Arthur Andersen LLP as the Registrant's auditor for the year ending December 31, 1996. The results of that voting are as follows:

   	      Election of Directors

          Name 	                        Votes For      Votes Withheld

          Virginia C. Crawford 	       16,306,736              96,254
          Dennis A. Smith              16,313,974              89,016
          Forrest L. Minix             16,312,519              90,471
          J. Hicks Lanier              16,312,736              90,254
          Charles Flather              16,312,736              90,254
          Jesse S. Hall                16,312,586              90,404
          Linda K. Crawford            16,302,940             100,050
          Jesse C. Crawford            16,314,715              88,275
          Larry L. Prince              16,312,536              90,454
          John A. Williams             16,315,736              87,254

          Ratification of 1996 Employee Stock Purchase Plan

          Votes For     Votes Against     Abstain     Broker No Vote

         14,545,996        120,528        298,113        1,438,353


          Ratification of Appointment of Auditors

          Votes For     Votes Against     Abstain

         16,392,642         7,125          3,223



Form 10-Q                                         Crawford & Company
Quarter Ended June 30, 1996                       Page 14


PART II - OTHER INFORMATION


Item 6.     Exhibits and Reports on Form 8-K.

            (a)    Exhibits

                   15.1   Letter from Arthur Andersen LLP
                   27.1   Financial Data Schedule

            (b)    Reports on Form 8-K

                   Registrant filed no reports on Form 8-K during the period covered by this report.



Form 10-Q                                          Crawford & Company
Quarter Ended June 30, 1996                        Page 15


                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         Crawford & Company
                                            (Registrant)



Date:  August 9, 1996               /s/D. A. Smith
                                    D. A. Smith
                                    Chairman of the Board and
                                    Chief Executive Officer


Date:  August 9, 1996               /s/D. R. Chapman
                                    D. R. Chapman
                                    Executive Vice President - Finance
                                    (Principal Financial Officer)


Date:  August 9, 1996               /s/J. F. Giblin
                                    J. F. Giblin
                                    Vice President and Controller
                                    (Principal Accounting Officer)



Form 10-Q                                          Crawford & Company
Quarter Ended June 30, 1996                        Page 16


                            INDEX TO EXHIBITS


Exhibit No.      Description                              Sequential Page No.
   15.1          Letter from Arthur Andersen LLP                 17

   27.1          Financial Data Schedule  (for SEC use only)